UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington D. C. 20549

                          FORM 12b-25

                  NOTIFICATION OF LATE FILING

                               Commission File Number : 33-55254-35

(Check one)
( ) Form 10-K   (X) Form 10-KSB   ( ) Form 11-K
( ) Form 20-F   ( ) Form 10-Q and Form 10-QSB  ( ) Form N-SAR

     For period ended December 31, 1998

( ) Transition Report on Form 10-K and Form 10-KSB
( ) Transition Report on Form 20-F
( ) Transition Report on Form 11-K
( ) Transition Report on Form 10-Q and 10-QSB
( ) Transition Report on Form N-SAR

     For the period ended ___________________________


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
_______________________________________________________________

                           PART I
                   REGISTRANT INFORMATION


Full name of registrant:   MILLENIUM ISTEC INC.

Former name if applicable:  ENVIRONMENTAL DEVELOPMENT CORP

Address of principal executive officer: RR #2, SITE 25, COMP 6
                                        NELSON, BC-CANADA V1L 595


                            PART II
                    RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

     ___ (a)  The reasons described in reasonable detail in Part
         III of this form could not be eliminated without unreasonable effort or expense;

     _X_ (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     _X_ (c) The accountant's statement or other exhibit required by rule 12b-25(c) has been attached if applicable.


                             PART III
                            NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

          The new ownership interests of the Company have chosen to engage new accountants and will be filing the appropriate Form 8-K. Additional time is necessary for the new accountants to review the financial information and legal information to complete notes to financial statements. It is currently estimated that this will require an additional five days given the state of current information. We therefore request a five day extension, to July
     4, 1997, for the Form 10-KSB due June 29, 1997. Please see attached declaration from the new accountants.

                              PART IV
                        OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification.

John G. Webster                           (509) 838-5111
__________________________________     _________________________
 Name                                    Phone Number

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period as the registrant was required to file such report(s) been filed?

If the answer is no, identify report(s).
_X_ Yes   ___ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

___ Yes   _X_ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




                          MILLENIUM ISTEC INC
_________________________________________________________________
          (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  MARCH 31, 1999                    /s/ ARNIE GUSTAFSON
____________________________           ____________________________
                                       ARNIE GUSTAFSON

                        SUPPORTING STATEMENT
                            FORM 12b-25
                             PART II(c)


                     DECLARATION FROM ACCOUNTANTS

     After reviewing the information available for Millenium Istec Inc (formerly Environmental Development Corp) and previously filed
Forms 10-K and 10-Q, we anticipate that we will need fifteen additional days to complete the documentation of all notes to financial statements. This estimate is based upon receiving the cooperation of the previous accountants, officers of the Company and associated attorneys. We currently anticipate completing the financial information for the Form 10-KSB for the year ending December 31, 1998 by April 15, 1999.

/s/  John G. Webster, CPA
___________________________________
John G. Webster, CPA
Williams & Webster, P.S.

(509) 838-5111